SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, D.C.  20549



                                              FORM 6-K



                                      REPORT OF FOREIGN ISSUER



                                Pursuant to Rule 13a-16 or 15d-16 of
                                 the Securities Exchange Act of 1934


                                   Date of Report: April 26, 2001



                                              BIORA AB

                                       SE-205 12 Malmo, Sweden

                                   Telephone: (011) 46-40-32-13-33






                   Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     |X|   Form 20-F                          |_|   Form 40-F


                   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           |_|   Yes                          |X|   No


                   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                   Not applicable.

                   This Form 6-K consists of a press release issued by Biora AB on April 26, 2001 regarding its annual meeting.








                              Press release from Biora AB (publ), April 26, 2001


No 5/01                                                   FOR IMMEDIATE RELEASE


Information about the proposals by Biora AB's Board of Directors for authorization to issue new shares and for an option program for employees . The Board has decided today to make the following proposal to the annual general meeting:

         Decision to authorize the Board in the discretion to issue new shares

         Decision concerning the issuance of promissory notes with warrants attached for issuance of warrants to employees.

Details of these proposals are in the attachments.



For further information, please contact:

- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 3221365
-        Rickard Soderberg, President and CEO of Biora, tel: +46 (0)40 32
         13 59
-        Elisabeth Lavers, Investor relations, Biora US tel: 203 977 7797

Biora develops, manufactures and sells biology based products for the treatment of dental diseases. The principal product, Emdogain, which is approved for sale in Europe, North America and Japan naturally regenerates the supporting structure that the tooth has lost due to periodontal disease. Biora's American Depository Shares are listed on the Nasdaq National Market in the US and Biora's ordinary shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.

         This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.


                                                                     ATTACHMENT


      PROPOSAL OF THE BOARD OF DIRECTORS OF BIORA AB (PUBL) TO ISSUE A
          DEBENTURE LOAN WITH DETACHABLE WARRANTS FOR SUBSCRIPTION
                      TO NEW SHARES (SERIES 2001/2004)


The Board of Directors of Biora AB proposes that the Annual General Meeting decides that the company shall issue a debenture loan for the nominal value of 100 SEK with 800,000 detachable warrants to subscribe to new shares in Biora AB. Each warrant will give a right to subscribe to one new share in Biora AB, at a par value of 4 ore per share;

that Biora Option AB, a wholly owned subsidiary of Biora AB, shall, with deviation from the priority right of the existing shareholders, have the right to subscribe to the debenture loan with the detachable warrants;

that the subscription price of the debenture loan at the time of issuance shall be the nominal value and shall be subscribed and paid for the 31 December 2001 at the latest and will run with a yearly rate of interest of 6 % and be payable at demand;

that the subscription of shares in Biora upon exercise of the warrants can be made during the period from October 1, 2003 until September 30, 2004;

that the subscription price shall be an amount equal to 130% of the volume weighted average price of the shares of the company on the "O-List" of the Stockholm Stock Exchange during the period from May 7 to May 11 2001 (5 trading days). A day without listing shall not be included;

that detailed conditions for the promissory note are described in Enclosure A;

that     detailed conditions for the warrants are described in Enclosure B;

to approve of Biora Option AB detaching the warrants and against payment transfer the warrants to the executives and employees within the group as directed by the Board of Directors of Biora AB. The Board of Directors shall distribute the rights of options in accordance with the following guidelines:

     -     President                  Not more than 200,000 rights of options
           Executives and heads of
           subsidiaries               Not more than 30,000 rights of options
     -     Other employees            Not more than 5,000 rights of options



         There will be no guarantee of any grant warrants. Directors who are not employed by the Group shall not be granted any warrants. The first grant is expected to occur closely after the exercise price has been determined.

         Should warrants remain after the first assignment, Biora Option AB shall in the future have the right to transfer these to new employees or employees who have previously not purchased warrants in the present program. Such assignment shall be made according to the guidelines of this paragraph.

         With regard to employees in other countries than Sweden, it is firstly presumed that a transfer legally can be made and secondly that it according to the judgement of the Board of Directors can be made with reasonable administrative and economical efforts. Employees in the US shall not be comprised by the program and shall therefore not have the right to purchase warrants.

         Assignment shall be made at each time to the market price according to the established valuation model (Black & Scholes) and shall be established by an independent valuation institute; and

to authorize the Managing Director to make minor adjustments in the decision which can prove to be necessary in connection with the registration with the Swedish Patent Office and the VPC AB.

         The reason for not granting priority rights to shareholders is that Biora AB wishes to implement an incentive program for executives and employees of the group pursuant to which they can be offered to become shareholders of Biora AB. They are expected thereby to identify more closely with the Group. Interest in the company's profitability is strengthened and continued loyalty to the company during the coming years is stimulated. The option programme is considered to be of major importance when it comes to keep and attract competent employees. The offer is therefore advantageous both for the company and its shareholders.

         The company's share capital can be increased by at most 32,000 SEK if all rights of options are granted and exercised, with reservation for the increase which can be caused because of a re-calculation of the price upon certain corporate events. The dilution, assuming exercise of all warrants, corresponds to about 3.6% of the share capital. The dilution effect of all the company's share incentive programs, after giving pro forma effect to the exercise of all warrants, is about 4.5% of share capital. Consideration has not been taken to outstanding authorization for the Board of Directors to decide on a new issue of shares.

                                        Malmo, April 26, 2001
                                           Biora AB (publ)
                                       The Board of Directors




         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  BIORA AB

Dated:   April 26, 2001           By:    /s/  Anders Agering
                                         ---  ---------------------------------
                                           Anders Agering
                                           Chief Financial Officer